As filed with the Securities and Exchange Commission on January 16, 2004

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GLYCOGENESYS, INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	33-0231238
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

31 St. James Avenue

Boston, Massachusetts 02116

(617) 422-0674

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Office)

Bradley J Carver

Chief Executive Officer

GlycoGenesys, Inc.

31 St. James Avenue

Boston, Massachusetts 02116

(617) 422-0674

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Cheryl Reicin, Esq.

McDermott, Will & Emery

50 Rockefeller Plaza

New York, New York 10020

(212) 547-5400

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective as determined by market conditions and the needs of the selling stockholders.

If any of the securities being registered on the form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Securities to be Registered	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $.01 par value per share	15,757,159 (1)	$1.35	$21,272,164.65	$1,720.92

(1)	The shares being registered by this registration statement include (i) 2,682,500 shares of common stock that may be issued by GlycoGenesys under warrants issued to the selling stockholders, (ii) 9,624,659 shares of common stock that may be issued by GlycoGenesys upon conversion of shares of preferred stock and (iii) pursuant to Rule 416 of the Securities Act, an indeterminate number of additional shares that may be issued as a result of anti-dilution provisions, stock splits, stock dividends or similar transactions.
(2)	Estimated solely for the purpose of determining the registration fee and computed pursuant to Rule 457(c), based upon the average of the high and low sales prices on January 15, 2004, as reported by the Nasdaq SmallCap Market.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 16, 2004

UP TO 15,757,159 SHARES

COMMON STOCK

This prospectus relates to the resale from time to time by the selling stockholders of up to 15,757,159 shares of our common stock. These shares of common stock being offered by the selling stockholders constitute approximately 31.7% of our currently outstanding shares of common stock.

Our common stock is listed on the Nasdaq SmallCap Market under the symbol “GLGS.” The closing price for our common stock on the Nasdaq SmallCap Market on January 15, 2004 was $1.31 per share.

Investing in the common stock involves risks. See “ Risk Factors”

beginning on page 4.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 16, 2004

We own or have rights to trademarks that we use in conjunction with our products. “GCS-100”, “GlycoGenesys” and “Elexa” are our trademarks. All other trade names and trademarks used in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This is only a summary and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section as well as the information incorporated by reference into this prospectus under “Where You Can Find More Information.”

GlycoGenesys, Inc.

Introduction. We are a biotechnology company that develops and licenses products based on glycobiology. We are headquartered in Boston, Massachusetts and currently have approximately 13 employees and utilize the services of several independent consultants. Our lead drug candidate, GCS-100®, a potential treatment for multiple forms of cancer, completed a Phase II(a) clinical trial for colorectal cancer in 2001 and completed a Phase II(a) clinical trial for pancreatic cancer in 2002. Phase II clinical trials are designed to help determine both the safety and the efficacy of a potential drug, which may involve several sets of trials (Phase II(a), Phase II(b), etc.). In October 2003, we announced the results of a Phase I dose escalation trial in patients at levels up to 80mg/m². Phase I clinical trials are primarily designed to help determine safety and maximum tolerated dose levels of a potential drug, which may involve several sets of trials. In December 2002, we and Elan International Services, Ltd. (“EIS”) and Elan Corporation, plc (together with EIS, “Elan”) terminated our joint venture, SafeScience Newco, Ltd., formed in 2001 to advance GCS-100 in the field of oncology. We acquired 19.1% of the outstanding capital stock of SafeScience Newco, Ltd., resulting in a 100% ownership by us and regained all rights to GCS-100 in exchange for royalties on future payments received for GCS-100 in oncology.

GCS-100. Our lead drug candidate, GCS-100, is intended to reduce primary tumors, the growth of other cancerous tumors, and the spread of cancer cells with potential indications in colorectal, pancreatic, prostate, breast, liver and blood borne cancers. GCS-100 is delivered intravenously.

GCS-100, a carbohydrate molecule, acts by binding to sites found on cancer cells known as Galectin-3 receptors and has been shown to shrink primary tumors and inhibit metastasis in animal models. Galectin-3 is a protein that binds to carbohydrates and has been implicated in metastasis, angiogenesis (the process by which cancer cells form new blood vessels to provide nutrients for growth) and apoptosis (cell death). In Phase I human testing that enrolled patients with terminal cancer unresponsive, or refractory, to all standard treatment, GCS-100 was found to be well tolerated at all administered dose levels. Our completed Phase II(a) clinical trials of GCS-100 for pancreatic and colorectal cancers were conducted at the following sites:

•	Beth Israel Deaconess Medical Center in Boston, Massachusetts;

•	University of Chicago Pritzker School of Medicine;

•	University of Rochester Cancer Center;

•	Christiana Healthcare in Wilmington, Delaware;

•	Ocala Oncology Center in Ocala, Florida;

•	Hematology and Oncology Associates in Kansas City, Missouri; and

•	Medical Oncology Associates in San Diego, California.

On March 23, 2001, we announced that GCS-100 demonstrated positive clinical activity in colorectal cancer patients in a Phase II(a) clinical trial. Specifically, eight of 23 patients, of which 19 were evaluable, experienced tumor stabilization for periods of 1.6 to 5.6 months before disease state progression was observed, with one of the eight patients showing a period of tumor shrinkage. Of the eight patients experiencing tumor stabilization, four did so for a period of three months or greater. On October 30, 2002, we announced that GCS-100 demonstrated positive clinical activity in pancreatic cancer patients in a Phase II(a) clinical trial. Specifically, seven of 20 patients, of which 16 were evaluable, experienced tumor stabilization for periods of 0.6 months to 13.6 months before disease state progression was observed with one of the seven patients showing a partial response. Of the seven patients experiencing tumor stabilization, three did so for a period of four months or greater. Based on the promising early data from the Phase II(a) colorectal and pancreatic trials, and the fact that higher doses of GCS-100 than administered in the Phase II(a) colorectal and pancreatic trials have already been tested in animals with no dose limiting toxicity observed, a Phase I dose escalation clinical trial to include colorectal and other types of cancer patients began in February 2002. This trial was conducted at Sharp Clinical Oncology Research Memorial Hospital in San Diego and the results were reported in October 2003. A total of 12 patients who failed standard therapy were enrolled at doses ranging from 30 mg/m2 to 80 mg/m2. No dose limiting toxicity was observed. Five patients achieved stable disease for a period of at least three months. One of the five patients as of the date of this prospectus still remains on GCS-100 after 20 months of treatment and has achieved a partial response. Stable disease and partial response measurements are according to the Response Evaluation Criteria in Solid Tumors, or RECIST, standard.

The first of three Phase I dose escalation clinical trials with a substantially reduced ethanol formulation of GCS-100 is planned to begin in April 2004 after completion of appropriate preclinical and toxicology studies. One trial is planned to test GCS-100 as a monotherapy and the other two are planned to each test GCS-100 in combination with a standard chemotherapy. The monotherapy trial will include up to 30 patients and the combination therapy trials will involve up to 15 patients each, for a total of up to 60 patients. Two Phase II trials are planned in an indication of cancer with unmet clinical needs evaluating GCS-100’s safety and efficacy as a monotherapy. Two additional Phase II trials are planned to evaluate GCS-100 in combination with different approved chemotherapeutic agents. The Phase II program could enroll over 300 patients. We will determine the cancer indications for its Phase II clinical trial program based on an evaluation of all pre-clinical and clinical data, as well as considering the current unmet clinical needs and the shortest timeline for approval. Our clinical trial program is subject to our having sufficient financial resources.

The U.S. Food and Drug Administration (“FDA”) has published a series of regulations and guidelines to establish procedures designed to expedite the development, evaluation and marketing of drugs intended to treat life threatening and severely debilitating illnesses, such as cancer, or products that address unmet needs. These FDA initiatives include such programs as Fast Track Drug Designation, Accelerated Approval, Priority Review and Expanded Access. Our regulatory strategy is to attempt to leverage these initiatives for expediting the development of cancer treatments. Assuming the necessary financial resources are available, we plan to file for a new drug application, or NDA, using the data from the Phase II monotherapy trials if the results support such a filing. In addition, we plan to initiate a Phase III combination therapy clinical trial toward an NDA for additional indications. However, GCS-100, whether delivered intravenously or by other methods, may not prove effective in reducing or eliminating the spread of cancer in humans, be safe at higher doses or be granted accelerated or other approvals by the FDA.

Our business was founded in 1992 as IGG International, Inc. to pursue carbohydrate-based pharmaceutical research for cancer therapeutics. In 1995, we merged with Alvarada, Inc., a publicly-traded corporation having no active operations. In 1998, we changed our name to SafeScience, Inc. and in October 2001 we changed our name to GlycoGenesys, Inc. Our principal executive offices are located at 31 St. James Avenue, 8th Floor, Boston, MA 02116 and our telephone number is (617) 422-0674. Our homepage is located on the World Wide Web at http://www.glycogenesys.com.

The Offering

Common stock offered by selling stockholders (1)	15,757,159 shares

Common stock to be outstanding after the offering(2)(3)	61,943,556 shares

Use of proceeds	All proceeds from the sale of the shares of common stock in this offering will be received by the selling stockholders. We will receive $4,823,500 if the warrants held by the selling stockholders covered in this prospectus are exercised in full and the exercise price is paid in cash. These funds will be used for general corporate purposes. See “Use of Proceeds.”

Nasdaq SmallCap Market Symbol	GLGS

(1)	Consists of (i) 3,450,000 shares of common stock (ii) 2,682,500 shares of common stock issuable upon the exercise of warrants with a weighted average exercise price of $1.80 per share and (iii) 9,624,659 shares of common stock issuable upon conversion of preferred stock with a weighted average conversion price of $2.17 per share.
(2)	Based on the number of shares actually outstanding on January 15, 2004.
(3)	Includes all the shares being offered pursuant to this prospectus and excludes, as of January 15, 2004, (A) 1,536,417 shares of common stock issuable on the exercise of outstanding options at a weighted average exercise price of $2.10 per share, (B) 12,243,116 shares of common stock issuable on the exercise of outstanding warrants, excluding warrants for which the underlying shares of common stock are covered by this prospectus, at a weighted average exercise price of $2.20 per share, (C) 2,876,253 shares of common stock available for future issuance under our 1998 Stock Option Plan, 2000 Stock Incentive Plan, as amended, and 2003 Omnibus Incentive Plan and (D) 1,116,790 shares of common stock issuable upon conversion of outstanding Series C preferred stock.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We have experienced significant losses throughout our history, we expect these losses to continue and we may not achieve profitability in the future.

We began operations in 1993 and have not generated revenue from human therapeutic products. We previously generated limited revenues from the sale of consumer and commercial cleaning products, however, we discontinued our consumer and commercial product business in early 2001. We do not expect to generate product revenue for several years, if at all. We will not generate funds unless we receive payments in connection with any potential licensing, marketing or other partnering arrangement with other pharmaceutical or biotechnology companies, or we bring pharmaceutical products to market. Excluding dividends accreted to preferred stock, we have incurred approximately $82.0 million of losses since our inception, including approximately $10.1 million for the year ended December 31, 2002 and approximately $5.2 million for the nine months ended September 30, 2003. Extensive losses can be expected to continue for the foreseeable future.

We also expect to continue to incur significant operating expenses and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

•	conduct clinical trials;

•	conduct research and development on existing and new product candidates;

•	make milestone and royalty payments;

•	seek regulatory approvals for our product candidates;

•	commercialize our product candidates, if approved;

•	prosecute and maintain existing and future patent applications and patents;

•	hire additional clinical, scientific and management personnel;

•	add operational, financial and management information systems and personnel; and

•	identify and in-license additional compounds or product candidates.

We may not be able to obtain additional funding, which could reduce our ability to fund, expand or continue operations.

We believe that our existing funds will be sufficient to fund our operating expenses and capital requirements into the third quarter of 2004, allowing us to conduct the Phase I dose escalation monotherapy trial, with a substantially reduced ethanol formulation of GCS-100. We intend to raise additional capital through the sale of equity securities to support our additional planned Phase I dose escalation trials and continued operations. To the extent we are unable to raise sufficient funding for the additional Phase I dose escalation trials, we will need to accelerate our efforts to repartner with a large biotechnology or pharmaceutical company

Our future is dependent on our ability to obtain additional financing to fund our operations. We expect to incur substantial additional operating costs, including costs related to ongoing research and development activities, manufacturing, preclinical studies and clinical trials. Additional equity financing may result in dilution to our stockholders. At our current stock price or if the market price of our common stock declines, some potential investors may either refuse to offer us any financing or will offer financing at unacceptable rates or on unfavorable terms. If we are unable to obtain financing necessary to fund our operations, we may have to sell or liquidate GlycoGenesys or significantly reduce, curtail or cease our operations.

We have received a going concern opinion from our independent auditors.

Our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002 have been prepared on the assumption that we will continue as a going concern. Deloitte & Touche LLP issued a report dated March 28, 2003 that includes an explanatory paragraph stating that our recurring losses from operations, accumulated deficit of $76.8 million as of December 31, 2002, and our expectation that we will incur substantial additional operating costs, including costs related to ongoing research and development activities, preclinical studies and clinical trials, among other things, raise substantial doubt about our ability to continue as a going concern.

Our future prospects are heavily dependent on the results of GCS-100.

While we seek to increase our portfolio of potential products, currently we are not developing a wide array of products. Nearly all of our attention and resources are directed to the development of GCS-100. If GCS-100 is ultimately ineffective in treating cancer, does not receive the necessary regulatory approvals or does not obtain commercial acceptance, we will be materially harmed.

We are dependent on the successful outcome of clinical trials for GCS-100.

GCS-100 is not currently approved for sale by the FDA or by any other regulatory agency in the world, and GCS-100 may never receive approval for sale or become commercially viable. Before obtaining regulatory approval for the sale of GCS-100 or another product candidate, they must be subjected to extensive preclinical and clinical testing to demonstrate safety and efficacy for a particular indication for humans in addition to meeting other regulatory standards. Our success will depend on the successful outcome of our clinical trials with GCS-100.

There are a number of difficulties and risks associated with clinical trials. The possibility exists that:

•	we may discover that GCS-100 or another product candidate may cause harmful side effects;

•	we may discover that GCS-100 or another product candidate does not exhibit the expected therapeutic results in humans;

•	results from early trials may not be statistically significant or predictive of results that will be obtained from large-scale, advanced clinical trials;

•	we or the FDA may suspend the clinical trials of GCS-100 or another product candidate;

•	patient recruitment may be slower than expected;

•	patients may drop out of our clinical trials; and

•	we may be unable to timely produce sufficient supplies of GCS-100 or another product candidate for clinical trials.

Given the uncertainty surrounding the regulatory and clinical trial process, we may not be able to develop safety and efficacy data or manufacturing data necessary for approval of our product condidates. In addition, even if we receive approval, such approval may be limited in scope and hurt the commercial viability of such product. If we are unable to successfully obtain approval of and commercialize any product candidate, this would materially harm our business, impair our ability to generate revenues and adversely impact our stock price.

Our ability to develop GCS-100 may be harmed if we are unable to find a new development partner.

On December 18, 2002, we and EIS mutually terminated our joint venture and we acquired all of the outstanding capital stock of SafeScience Newco. SafeScience Newco received a total of approximately $7.3 million of research funds over the course of our joint venture with EIS. We must either fund the development of GCS-100 ourselves or replace EIS with a new development partner. If we are unable to find a partner to replace EIS, our ability to develop and commercialize GCS-100, and our prospects as a whole, could be materially harmed.

Our failure to protect our intellectual property or our infringement on the property rights of others may impede our ability to operate freely.

We rely significantly upon proprietary technology and protect our intellectual property through patents, copyrights, trademarks and contractual agreements as appropriate. We own or exclusively license 13 issued U.S. patents having expiration dates ranging from 2013 to 2018. Five of these 13 issued patents relate to GCS-100. We own or exclusively license seven foreign patents having expiration dates ranging from 2016 to 2017. Five of these seven foreign patents relate to GCS-100. We own or exclusively license 12 pending U.S. patent applications, of which 11 relate to GCS-100 and 41 pending foreign patent applications, of which 30 relate to GCS-100. As we develop GCS-100, we may discover more about its characteristics and manufacturing which will require additional patent prosecution. Thus, we continually evaluate our technology to determine whether to make further patent filings.

To the extent aspects of our technology may be unpatentable, we may determine to maintain such technology as trade secrets or we may protect such unpatented technology by contractual agreements. Our unpatented technology or similar technology could be independently developed by others. In addition, the contractual agreements by which we protect our unpatented technology and trade secrets may be breached. If technology similar to ours is independently developed or our contractual agreements are breached, our technology will be less valuable and our business will be harmed.

There is always a risk that issued patents may be subsequently invalidated, either in whole or in part, and this could diminish or extinguish our patent protection for key elements of our technology. We are not involved in any such litigation or proceedings, nor are we aware of any basis for such litigation or proceedings. The patents we exclusively license from Wayne State University and the Karmanos Cancer Institute and the patent application we exclusively license from Dr. David Platt could become subject to a proceeding at the U.S. Patent and Trademark Office to determine priority between them. We cannot be certain as to the scope of patent protection, if any, which may be granted on our patent applications.

Our potential products or business activities could be determined to infringe intellectual rights of third parties despite our issued patents. Any claims against us or any purchaser or user of our potential products, including GCS-100, asserting that such product or process infringes intellectual property rights of third parties, if determined adversely to us could have a material effect on our business, financial condition or future operations. Any asserted claims of infringement, with or without merit, could be time consuming, result in costly litigation, divert the efforts of our technical and management personnel, or require us to enter into royalty or licensing agreements, any of which could materially adversely affect our operating results. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event a claim is successful against us and we cannot obtain a license to the relevant technology on acceptable terms, license a substitute technology or redesign our products to avoid infringement, our business, financial condition and operating results would be materially adversely affected.

We depend on technology licensed to us by third parties and if we are unable to continue licensing this technology our future prospects may be materially adversely affected.

We license technology, including GCS-100, from third parties. We anticipate that we will continue to license technology from third parties in the future. To maintain our license with Dr. Platt we must pay an annual license fee equal to the greater of $50,000 or 2% of product sales. To maintain our license with Wayne State University and the Karmanos Cancer Institute we must, among other things, pay Wayne State University and the Karmanos Cancer Institute up to $3 million in milestone payments, $10,000 per month until FDA approval (which payments are offset against future royalties), 2% royalties on product sales and receive FDA or equivalent agency approval to sell GCS-100 by January 1, 2008.

The technology we license from third parties would be difficult to replace. The loss of any of these technology licenses would result in delays in the development of our products until equivalent technology, if available, is identified, licensed and integrated and could materially adversely affect our future prospects. The use of replacement technology from other third parties would require us to enter into license agreements with these third parties, which could result in higher royalty payments and a loss of product differentiation.

We expect to remain dependent on third parties for research and development activities necessary to commercialize our products.

We are setting up our own small laboratory and employ five full-time scientific and technical personnel and utilize the services of several scientific and technical consultants to oversee various aspects of our protocol design, clinical trial oversight and other research and development functions. However, we contract out most of our research and development operations for GCS-100, utilizing third-party contract manufacturers such as Hollister-Stier Laboratories LLC and Sigma-Aldrich, Inc. to manufacture GCS-100, Incell Corporation, LLC and Pharm-Eco for assay and other development work and third-party contract research organizations, such as Beardsworth Consulting Group, Inc. to perform pre-clinical and/or clinical studies in accordance with our designed protocols, as well as sponsoring research at medical and academic centers, such as the University of Arizona, St. Bartholomew’s and the Royal London School of Medicine and Northeastern University.

Because we rely on third parties for much of our research and development work, we have less direct control over our research and development activities. We face risks that these third parties may not be appropriately responsive to our timeframes and development needs and could devote resources to other customers.

If the third parties we rely on for manufacturing our products are unable to produce the necessary amounts of our products, do not meet our quality needs or terminate their relationships with us, our business will suffer.

We do not presently have our own manufacturing operations, nor do we intend to establish any unless and until, in the opinion of management, the size and scope of our business so warrants. While we have established a manufacturing relationship with Hollister-Stier Laboratories LLC and Sigma-Aldrich, Inc. to provide us with GCS-100 that we believe will provide the capability to meet our anticipated requirements for the foreseeable future, we have not entered into any long-term arrangements for manufacturing and such arrangements may not be obtained on desirable terms. For the foreseeable future, we will be dependent upon third parties to manufacture our products.

Our reliance on independent manufacturers involves a number of risks, including the absence of adequate capacity, the unavailability of, or interruptions in, access to necessary manufacturing processes and reduced control over delivery schedules. Because our manufacturing process is still in a development stage, any changes made to a final commercial manufacturing process may present technical problems to an independent manufacturer. Third-party manufacturers may not comply with FDA regulations, or other regulatory requirements relating to the manufacturing of our products, including compliance with good manufacturing practice, or GMP. We do not have control over, other than through contract, third-party manufacturers’ compliance with these regulations and standards. If our manufacturers are unable or unwilling to continue manufacturing our products in required volumes, we will have to identify acceptable alternative manufacturers. If we need to change manufacturers, the FDA and corresponding foreign regulatory agencies must approve these manufacturers in advance, which will involve testing and additional inspections to ensure compliance with FDA regulations and standards. The use of a new manufacturer may cause significant expense and interruptions in supply if the new manufacturer has difficulty manufacturing products to our specifications. Further, the introduction of a new manufacturer may increase the variation in the quality of our products.

Many of our competitors have substantially greater resources than we do and may be able to develop and commercialize products that make our potential products non-competitive.

A biotechnology company such as ours must keep pace with rapid technological change and faces intense competition. We compete with biotechnology and pharmaceutical companies for funding, access to new technology, research personnel and in product research and development. Many of these companies have greater financial resources and more experience than we do in developing drugs, obtaining regulatory approvals, manufacturing and marketing. We also face competition from academic and research institutions and government agencies pursuing alternatives to our products and technologies. We expect that our products under development, including GCS-100, will face intense competition from existing or future drugs. In addition, our product candidates may face increasing competition from generic formulations or existing drugs whose active components are no longer covered by patents.

According to industry surveys, there are nearly 400 new drug candidates in development to treat various types of cancer, many of them for multiple indications. This research is being conducted by approximately 180 pharmaceutical and biotechnology companies and the National Cancer Institute. We have completed two Phase I clinical trials, the first enrolled late stage patients with differing types of cancer (all comers) and the second enrolled patients with late stage prostate cancer. We also conducted two Phase II(a) clinical trials, one in patients with refractory or relapsing pancreatic cancer and the other in refractory or relapsing colorectal cancer. Most recently, we completed a dose escalation Phase I trial in which 12 patients were dosed at up to 80 mg/m2 twice a week.

In the two cancer types in which we have conducted Phase II(a) clinical trials, pancreatic and colorectal, there are many drugs being developed. We believe, based on industry studies there are, including GCS-100, approximately 7 drugs in Phase I, 15 drugs in Phase II, 6 drugs in Phase III or pre-registration for treatment of pancreatic cancer. In addition, GCS-100, if it receives FDA approval for pancreatic cancer, will face competition from existing drugs approved or used to treat pancreatic cancer. These drugs are fluorouracil (5-FU), Eli Lilly’s gemcitabine (Gemzar) and Supergens’ Mitozytrex. Combination studies utilizing new drug candidates and Gemzar are ongoing and combination therapies of new drug candidates and Gemzar may present future competition.

We believe, based on industry studies, there are, including GCS-100, approximately 12 drugs in Phase I, 24 drugs in Phase II, and 10 drugs in Phase III or in pre-registration for treatment of colorectal cancer. In addition, GCS-100, if it receives FDA approval for colorectal cancer, will face competition from existing drugs approved or used to treat colorectal cancer. These drugs include Roche Pharmaceuticals’ capecitabine (Xeloda), flourouracil (Adrucil or 5-FU), leucovorin in combination with 5-FU, Janssen’s levamisole (Ergamisol) in combination with 5-FU and Pharmacia’s irinotecan (Camptosar).

Our competitors may:

•	successfully identify drug candidates or develop products earlier than we do;

•	obtain approvals from the FDA or foreign regulatory bodies more rapidly than we do;

•	develop products that are more effective, have fewer side effects or cost less than our products; or

•	successfully market products that may compete with our product candidates.

The success of our competitors in any of these efforts would adversely affect our ability to develop, commercialize and market our product candidates.

Our business is subject to significant government regulation and failure to achieve regulatory approval of our products would severely harm our business.

The FDA regulates the development, testing, manufacture, distribution, labeling and promotion of pharmaceutical products in the United States pursuant to the Federal Food, Drug, and Cosmetic Act and related regulations. We must receive premarket approval by the FDA prior to any commercial sale of our pharmaceutical products. Before receiving such approval we must provide proof in human clinical trials of the safety and efficacy of our pharmaceutical products, which trials can take several years. In addition, we must show that we can produce the pharmaceutical product consistently at quality levels sufficient for administration in humans. Premarket approval is a lengthy and expensive process. We may not be able to obtain FDA approval for any commercial sale of our products. By statute and regulation, the FDA has 180 days to review an application for approval to market a pharmaceutical product; however, the FDA frequently exceeds the 180-day time period, at times taking up to 18 months. In addition, based on its review, the FDA may determine that additional clinical trials are required. Except for any potential licensing or marketing arrangements with other pharmaceutical or biotechnology companies, we will not generate any revenues in connection with our pharmaceutical products unless and until we obtain FDA approval to sell our products in commercial quantities for human application.

Reimbursement procedures and future healthcare reform measures are uncertain and may adversely impact our ability to successfully sell or license any pharmaceutical product.

Our ability to successfully sell or license any pharmaceutical product will depend in part on the extent to which government health administration authorities, private health insurers and other organizations will reimburse patients or providers for the costs of our future pharmaceutical products and related treatments. In the United States, government and other third-party payers have sought to contain healthcare costs by limiting both coverage and the level of reimbursement for new pharmaceutical products approved for marketing by the FDA. In some cases, these payers may refuse to provide any coverage for uses of approved products to treat medical conditions even though the FDA has granted marketing approval. Healthcare reform may increase these cost containment efforts. We believe that managed care organizations may seek to restrict the use of new products, delay authorization to use new products or limit coverage and the level of reimbursement for new products. Internationally, where national healthcare systems are prevalent, little if any funding may be available for new products, and cost containment and cost reduction efforts can be more pronounced than in the United States.

If we are unable to enter into agreements with third parties to provide sales, marketing and distribution capabilities, or to create these functions ourselves, we will not be able to commercialize our product candidates.

We do not have any sales, marketing or distribution capabilities. In order to commercialize GCS-100 or other product candidates, if any are approved, we must either make arrangements with third parties to provide sales, marketing and distribution capabilities or acquire or internally develop these functions ourselves. If we obtain FDA approval for GCS-100 or any other product candidate, we intend to rely on relationships with one or more pharmaceutical or biotechnology companies or other third parties with established distribution systems and direct sales forces to market GCS-100 or any other product candidate. If we decide to market any of our product candidates directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and negatively impact our product development efforts. Moreover, we may not be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent we enter into co-promotion or other licensing agreements, our product revenues are likely to be lower than if we directly marketed and sold our product candidates, and any revenue we receive will depend upon the efforts of third parties, which may not be successful.

Our growth may be limited if we are unable to retain and hire additional qualified personnel as necessary.

Our success will depend on our ability to retain key employees and our continuing ability to attract and retain highly qualified scientific, technical and managerial personnel. Under our current clinical trial and business plan, we may add over 15 employees during the course of the next two years, primarily technical or scientific personnel, as needs develop. Competition for such personnel is intense and we may not be able to retain existing personnel or attract qualified employees in the future. Our current financial position, limited drug pipeline and small size make it more difficult to compete for such personnel against larger, more diversified companies. At present, we employ 13 full-time employees and one part-time worker. We depend upon the personal efforts and abilities of our officers and directors, including Bradley J Carver, our President, CEO and Interim Chairman of the Board and John W. Burns, our Senior Vice President, Chief Financial Officer and a director and would be materially adversely affected if their services ceased to be available for any reason and comparable replacement personnel were not employed.

The businesses in which we engage have a risk of product liability, and in the event of a suit against us, our business could be severely harmed.

The testing, marketing and sale of pharmaceutical products entails a risk of product liability claims by patients and others. While we currently maintain product liability insurance, such insurance may not be available at reasonable cost and in the event of a significant adverse event with a patient or customer such insurance would likely be insufficient to cover the full amount of the liability incurred. In the event of a successful suit against us, payments and damage to our reputation could have a material adverse effect on our business and financial condition. Even if such a suit is unsuccessful, our reputation could be damaged and litigation costs and expenditures of management time on such matters could adversely affect our business and financial condition.

We are contractually obligated to issue shares in the future, including shares to be issued upon the conversion of outstanding preferred stock and warrants held by EIS, which will cause dilution of your interest in us.

As of January 15, 2004, there were outstanding options to purchase 1,536,417 shares of common stock, at a weighted average exercise price of $2.10 per share and warrants to purchase 14,925,616 shares of common stock at a weighted average exercise price of $2.13 per share. Of these warrants, the selling stockholders hold warrants to purchase 2,682,500 shares of common stock at a weighted average exercise price of $1.80 per share, which shares are covered by this prospectus. Moreover, we may in the future issue additional shares to raise capital, acquire other companies or technologies, to pay for services, or for other corporate purposes. Any such issuances will have the effect of further diluting the interest of shareholders.

EIS owns 6,153.51 shares of our Series A preferred stock, 3,471.15 shares of our Series B preferred stock and 1,116.79 shares of our Series C convertible preferred stock. The shares of common stock issuable upon conversion of outstanding Series A and Series B preferred stock are covered by this prospectus. Each share of our Series A preferred stock, Series B preferred stock and Series C preferred stock is convertible into 1,000 shares of our common stock, subject to anti-dilution adjustments, except 1,209.07 shares of Series A preferred stock which are convertible after December 18, 2004. The Series B preferred stock bears a 7% dividend payable in Series B preferred stock, which compounds annually. Accordingly, EIS could acquire upon exercise of warrants held by it and the conversion into common stock of all shares of Series A, Series B and Series C preferred stock held by it, but not including any dividends to be issued on the Series B preferred stock, a total of 11,571,032 shares of common stock. This amount of shares represents 23.3% of our common stock outstanding as of January 15, 2004. Pursuant to provisions in our agreement with EIS, if the exercise or conversion of any of our securities held by EIS would result in EIS owning more than 9.9% of our common stock at any time EIS may opt to receive non-voting securities instead of common stock.

We must comply with the listing requirements of the Nasdaq smallcap market or our common stock may be delisted and the liquidity of an investment in our securities would decrease.

Our common stock could be delisted from The Nasdaq SmallCap Market for the following reasons, among others:

•	if the bid price of our common stock falls below $1.00 per share for thirty (30) consecutive business days;

•	if our market capitalization falls below $35 million and we have less than $2,500,000 in stockholders’ equity; or

•	if the value of our common stock held by our stockholders (other than our directors, executive officers and 10% stockholders) is less than $1,000,000.

There are other quantitative and qualitative criteria of the Nasdaq SmallCap Market which if violated could lead to delisting of our common stock.

We may not be able to maintain our compliance with Nasdaq continued listing requirements in the future. On July 23, 2002, we received a letter from Nasdaq that the bid price of our common stock had been below $1.00 for 30 consecutive business days and that we had a 180-day grace period, to January 21, 2003, to achieve a bid price of at least $1.00 for a period of 10 consecutive business days or face delisting. In January 2003, Nasdaq granted us an additional 180 day grace period ending July 18, 2003 to correct our minimum bid price deficiency because we had in excess of $5,000,000 in stockholders’ equity. In June 2003, we received a letter from Nasdaq that we complied with the minimum bid price requirement. We received a letter from Nasdaq on August 8, 2003 that the bid price of our common stock had been below $1.00 for 30 consecutive business days and that we had a 180-day grace period, until February 4, 2004, to achieve a bid price of at least $1.00 for a period of 10 consecutive business days or face delisting. In September 2003, we received a letter from Nasdaq that we complied with the minimum bid price requirement. Our stockholders’ equity was approximately $4.8 million as of September 30, 2003. Our market capitalization was $56.9 million on September 30, 2003.

If Nasdaq delisted our common stock, we would likely seek to list our common stock for quotation on a regional stock exchange. However, if we were unable to obtain listing or quotation on such market or exchange, trading of our common stock would occur in the over-the-counter market on an electronic bulletin board for unlisted securities or in what are commonly known as the “pink sheet.” In addition, delisting from Nasdaq and failure to obtain listing or quotation on such market or exchange would subject our common stock to so-called “penny stock” rules. These rules impose additional sales practice and market making requirements on broker-dealers who sell and/or make a market in such securities, such as disclosing offer and bid prices and compensation received from a trade to a purchaser and sending monthly account statements to purchasers. Consequently, broker-dealers may be less willing or able to sell and/or make a market in our common stock. These rules also require that purchasers be accredited investors, which would reduce the number of investors who could purchase our shares. Additionally, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, our common stock. As a result of delisting, it may become more difficult for us to raise funds through the sale of our securities.

You may encounter difficulties in obtaining, or be unable to obtain, recoveries from Arthur Andersen LLP with respect to its audits of our financial statements.

Our consolidated financial statements as of and for the year ended December 31, 2000 were audited by our former public accountant Arthur Andersen LLP. On March 14, 2002, Arthur Andersen LLP was indicted on federal obstruction of justice charges arising from the federal government’s investigation of Enron Corporation. On June 15, 2002, a jury returned with a guilty verdict against Arthur Andersen LLP following a trial. In light of the jury verdict and the underlying events, on August 31, 2002 Arthur Andersen LLP ceased practicing before the SEC. However, we are incorporating in this prospectus the consolidated financial statements audited by Arthur Andersen LLP as of and for the year ended December 31, 2000. Arthur Andersen LLP has not performed any procedures in connection with this prospectus or the registration statement of which this prospectus is a part and has not consented to the incorporation by reference of its reports in this prospectus.

In reliance on Rule 437a under the Securities Act, we have not filed a consent of Arthur Andersen LLP to the incorporation by reference in this prospectus of their report regarding our financial statements. Because Arthur Andersen LLP has not consented to the incorporation by reference of its report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein. Furthermore, relief in connection with claims that may be available to stockholders under the federal securities laws against auditing firms may not be available to stockholders as a practical matter against Arthur Andersen LLP because it no longer operates as an accounting firm. See also “Experts.”

Because the current and potential members of our board of directors could control a significant percentage of our common stock, they could exercise substantial control over us.

The holders of the common stock do not have cumulative voting rights. Our directors, two of whom are executive officers of GlycoGenesys, own approximately 5.4% collectively of our common stock outstanding as of January 15, 2004. One of the conditions of the transactions between us, Elan and EIS required that we expand our board of directors at our 2002 annual stockholder’s meeting at which time EIS could appoint one director. EIS decided not to appoint a director at our 2002 annual stockholders’ meeting but may choose to do so in the future as long as they own at least 10% of our common stock (assuming exercise or conversion of convertible or exercisable securities held by EIS). If EIS appoints a director, members of the board of directors and their affiliates would own approximately 12.3% of our common stock outstanding as of January 15, 2004, assuming EIS has not converted or exercised any of our securities held by it, and the same number of shares are outstanding at such time as are currently outstanding. If EIS and our directors were to have converted or exercised all of our securities held by them, the members of our board of directors and their affiliates would own approximately 29.6% of the common stock outstanding as of January 15, 2004, assuming the number of shares outstanding at such time equals the number of shares currently outstanding plus the number of shares issued on exercise or conversion of securities held by EIS and our directors. This concentration of ownership would allow these stockholders to substantially influence all matters requiring stockholder approval and could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could materially adversely affect our stock price.

Our stock price could decline if a significant number of shares become available for sale, including through the registration statement of which this prospectus forms a part.

The shares covered by this registration statement, of which this prospectus forms a part, shall be free-trading shares upon sale pursuant to this prospectus. In addition to the shares covered by this registration statement as of January 15, 2004, approximately 13,348,982 shares of common stock presently issued and outstanding are “Restricted Securities” as that term is defined in Rule 144 promulgated under the Act. In general, a person (or persons whose shares are aggregated) who has satisfied a one year holding period may sell, within any three month period, an amount of restricted securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume during the four calendar weeks prior to such sale. Restricted securities can be sold, under certain circumstances, without any quantity limitation, by persons who are not affiliates of GlycoGenesys and who have beneficially owned the shares for a minimum period of two years. The sale of these restricted shares as well as the shares registered under this registration statement, as well as our additional eight effective registration statements, shall increase the number of free-trading shares and may have a depressive effect on the price of our securities. Moreover, such sales, if substantial, might also adversely affect our ability to raise additional equity capital.

The price of our common stock has been volatile, which could result in substantial losses by you.

The market price of our common stock, which is traded on the National Association of Securities Dealers Automated Quotation system (Nasdaq—Small Cap) has been, and may continue to be, highly volatile. During the twelve months ending December 31, 2003, our common stock has traded at prices ranging from $0.18 to $2.10 per share. Factors such as announcements of clinical trial results, financings, technological innovations or new products, either by us or by our competitors or third parties, as well as market conditions within the biotechnology and pharmaceutical industries, may have a significant impact on the market price of our common stock.

In addition, the stock market has from time to time, and especially in the last few years, experienced extreme price and volume fluctuations, particularly in the biotechnology sector, which have often been unrelated to the operating performance of particular companies. Current market conditions are particularly unstable and there is a large degree of uncertainty at this time. In general, biotechnology stocks tend to be volatile even during periods of relative market stability because of the high rates of failure and substantial funding requirements associated with biotechnology companies. Market conditions and conditions of the biotechnology sector could negatively impact the price of our common stock.

NOTE ON FORWARD-LOOKING STATEMENTS

Forward-looking statements are made throughout this prospectus. Typically, the use of the words “believe”, “anticipate”, “plan”, “expect”, “seek”, “estimate” and similar expressions identify forward-looking statements. Unless an historical event is described, the statement should be considered a forward-looking statement. In keeping with the “Safe Harbor” provision of the Private Securities Litigation Reform Act of 1995, it should be noted that forward-looking statements regarding our future expectations and projections are not guarantees of future performance. They involve risks, uncertainties and assumptions, and many of the factors that will determine our future results are beyond our ability to control or predict. Therefore, actual results may differ significantly from those suggested by forward-looking statements. These risks include those detailed under the heading “Risk Factors” described in the preceding pages and elsewhere in this prospectus.

USE OF PROCEEDS

All of the proceeds from the sale of the shares of common stock in this offering will be received by the selling stockholders. We will receive $4,823,550 if the warrants held by the selling stockholders covered in this prospectus are exercised in full and the exercise price is paid in cash. Proceeds from such warrant exercises, if any, will be used for general corporate purposes.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and growth of our business and do not currently anticipate paying any cash dividends in the foreseeable future. Future dividends, if any, will be determined by our Board of Directors after taking into account various factors, including our financial condition, operating results, and current and anticipated cash needs.

SELLING STOCKHOLDERS

The shares offered by this prospectus are issuable or were issued by us to the selling stockholders in connection with the transactions described below. The following table sets forth, to our knowledge, information regarding beneficial ownership of our common stock by the selling stockholders as of January 15, 2004 (unless otherwise specified below). Unless otherwise noted, all of the shares shown are held by individuals or entities possessing sole voting and investment power with respect to such shares. Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them within 60 days, by the exercise of options or warrants or conversion of preferred stock, are deemed outstanding in determining the number of shares beneficially owned by such person or group.

	Number of Shares Beneficially Owned Prior to Offering		Number of Shares Offered		Shares Beneficially Owned After Offering
					Number	Percent
Alexandra Global Master Fund Ltd.[1]	1,210,000		1,210,000		—	—
Bluegrass Growth Fund, LP2	660,000		660,000		—	—
CityPlatz Limited[3]	1,650,000		1,650,000		—	—
Elan International Services, Ltd.	13,808,468	[4]	9,624,659	[5]	5,392,879	10.5%
James L.P. Glidden[6]	64,456		33,000		30,456	*
Bear Stearns Securities Corp. FBO James L.P. Glidden IRA[7]	82,500		82,500		—	—
William L. Haas	71,889	[8]	33,000	[9]	38,889	*
Marshall Senk[10]	66,000		66,000		—	—
Vincent C. Smith[11]	528,000		528,000		—	—
Vertical Ventures, LLC	1,888,519	[12]	1,870,000	[13]	18,519	*

*	Less than 1%.
(1)	Includes 610,000 shares issuable upon exercise of warrants exercisable within 60 days of January 15, 2004.
(2)	Includes 280,000 shares issuable upon conversion of preferred stock convertible within 60 days of January 15, 2004.
(3)	Includes 650,000 shares issuable upon exercise of warrants exercisable within 60 days of January 15, 2004.
(4)	Elan International Services, Ltd. (“EIS”) is a principal stockholder of ours. We terminated a joint venture with EIS for the development of GCS-100 in December 2002. Includes 829,583 shares issuable upon exercise of warrants exercisable within 60 days of January 15, 2004 and 9,532,379 shares issuable upon conversion of preferred stock convertible within 60 days of January 15, 2004.
(5)	Includes 8,415,589 shares issuable upon conversion of preferred stock convertible within 60 days of January 15, 2004.
(6)	Includes 13,000 shares issuable upon exercise of warrants exercisable within 60 days of January 15, 2004.
(7)	Includes 32,500 shares issuable upon exercise of warrants exercisable within 60 days of January 15, 2004.
(8)	Includes 25,963 shares issuable upon exercise of warrants exercisable within 60 days of January 15, 2004.
(9)	Includes 13,000 shares issuable upon exercise of warrants exercisable within 60 days of January 15, 2004.
(10)	Includes 26,000 shares issuable upon exercise of warrants exercisable within 60 days of January 15, 2004.
(11)	Includes 208,000 shares issuable upon exercise of warrants exercisable within 60 days of January 15, 2004.
(12)	Includes 888,519 shares issuable upon exercise of warrants exercisable within 60 days of January 15, 2004.
(13)	Includes 870,000 shares issuable upon exercise of warrants exercisable within 60 days of January 15, 2004.

Pursuant to a private placement of our securities in January 2004 between us and certain of the selling stockholders, we sold a total of 3,450,000 shares of our common stock and warrants to purchase 2,682,500 shares of our common stock at a weighted average exercise price of $1.80 per share for a total cash consideration of approximately $4.3 million. Under the terms of the subscription agreements, we filed a registration statement, of which this prospectus forms a part, in order to permit the selling stockholders in that offering to resell to the public the shares of common stock and shares issuable upon exercise of the warrants that they received in the private placement.

Warrants for which 962,500 shares issuable upon exercise thereof are registered by this registration statement have a term of five years. Warrants for which 1,720,000 shares issuable thereunder are registered by this registration statement have a term expiring 60 days from the effective date of this registration statement, of which this prospectus forms a part.

Pursuant to the formation, operation and termination of a joint venture with EIS, we issued 6,153.51035 shares of Series A preferred stock and 3,471.14862 shares of Series B preferred stock to EIS. Under the terms of the joint venture agreements EIS exercised its piggyback registration rights, thus we have included the 9,624,959 shares of common stock issuable pursuant to the conversion of the Series A and Series B preferred stock on this registration statement, of which this prospectus forms a part, in order to permit EIS to resell to the public those shares of common stock.

PLAN OF DISTRIBUTION

The selling stockholders (the “Selling Stockholders”) of our common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “1933 Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the 1933 Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the 1933 Act. The Selling Stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute our common stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the 1933 Act.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by McDermott, Will & Emery.

EXPERTS

The consolidated financial statements of GlycoGenesys, Inc. (the “Company”) as of and for the years ended December 31, 2002 and 2001 incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company’s ability to continue as a going concern), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of SafeScience Newco, Ltd. (“SafeScience”) as of the year ended December 31, 2001 incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to SafeScience’s ability to continue as a going concern), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Due to the current status of Arthur Andersen LLP, we have not been able to obtain the consent of Arthur Andersen LLP to the incorporation by reference in this prospectus and elsewhere in this registration statement of their report with respect to our consolidated financial statements as of and for each of the two years in the period ended December 31, 2000. As a result, in reliance upon Rule 437a promulgated under the Securities Act, we have not filed a consent of Arthur Andersen LLP. Because Arthur Andersen LLP has not consented to the incorporation by reference of its report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein. See also “Risk Factor—You may encounter difficulties in obtaining, or be unable to obtain, recoveries from Arthur Andersen LLP with respect to its audits of our financial statements.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. Our common stock is quoted on the Nasdaq SmallCap Market, and reports, proxy and information statements and other information concerning GlycoGenesys may be inspected at the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006. Our web site is located at www.glycogenesys.com.

The SEC allows us to incorporate by reference the information we file with them into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information already incorporated by reference. We are incorporating by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the selling stockholders sell all of the shares that are being offered in this prospectus.

1. Our Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 0-26476) filed on April 11, 2003.

2. Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003, June 30, 2003 and September 30, 2003.

3. Our Current Reports on Form 8-K dated March 3, 2003, June 3, 2003, June 25, 2003, August 22, 2003, September 18, 2003, September 23, 2003, September 26, 2003, October 22, 2003 and January 8, 2004.

4. Our definitive proxy statement for our 2003 Annual Stockholders’ Meeting filed on May 12, 2003.

5. The description of our common stock set forth in our registration statement on Form S-3/A filed with the SEC on May 17, 2001 and any amendments or reports filed for the purpose of updating this description.

You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost by writing or telephoning us at the following address: GlycoGenesys, Inc., 31 St. James Avenue, Boston, Massachusetts 02116, Attention: Chief Financial Officer. Our telephone number is 617-422-0674.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses payable by us in connection with the offering (excluding underwriting discounts and commissions):

Nature of Expense	Amount
SEC Registration Fee	$1,721
Nasdaq SmallCap Market Listing Fee	22,500
Accounting Fees and Expenses	25,000
Legal Fees and Expenses	7,500
Miscellaneous	3,279

Total	$60,000

The amounts set forth above, except for the Securities and Exchange Commission and Nasdaq SmallCap Market fees, are in each case estimated.

Item 15. Indemnification of Directors and Officers

Article V of our by-laws provides GlycoGenesys shall indemnify any person who was or is a party or is threatened to be made a party to any threatened or pending action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, his testator, or intestate is or was a director or officer of GlycoGenesys, or is or was serving at the request of GlycoGenesys as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a member of any committee or similar body against all expenses (including attorneys’ fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding (including appeals) or the defense or settlement thereof or any claim, issue, or matter therein, to the fullest extent permitted by the laws of Nevada as they may exist from time to time. GlycoGenesys may indemnify, or agree to indemnify, any person, and pay any expenses, including attorneys’ fees in advance of final disposition of any action, suit or proceeding, if such indemnification and/or payment is approved by the vote of the shareholders, disinterested directors, or is in the opinion of independent legal counsel selected by the Board for an indemnitee who acted in good faith in a manner he reasonably believed to be in, or not opposed to, the best interest of GlycoGenesys.

Subsection 1 of Section 78.7502 of Chapter 78 of the Nevada General Corporation Law (“NGCL”) provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (except in an action brought by or on behalf of the corporation) if that person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by that person in connection with such action, suit or proceeding, if that person acted in good faith and in a manner which that person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, alone, does not create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in, or not opposed to, the best interests of the corporation, and that, with respect to any criminal action or proceeding, the person had reasonable cause to believe his action was unlawful.

Subsection 2 of Section 78.7502 of the NGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit brought by or on behalf of the corporation to procure a judgment in its favor because the person acted in any of the capacities set forth above, against expenses, including amounts paid in settlement and attorneys’ fees, actually and reasonably incurred by that person in connection with the defense or settlement of such action or suit, if the person acted in accordance with the standard set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Subsection 3 of Section 78.7502 of the NGCL further provides that, to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections 1 and 2 thereof, or in the defense of any claim, issue or matter therein, that person shall be indemnified by the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by that person in connection therewith.

Section 78.751 of the NGCL provides that unless indemnification is ordered by a court, the determination to provide indemnification must be made by the stockholders, by a majority vote of a quorum of the board of directors who were not parties to the action, suit or proceeding, or in specified circumstances by independent legal counsel in a written opinion. In addition, the articles of incorporation, bylaws or an agreement made by the corporation may provide for the payment of the expenses of a director or officer of the expenses of defending an action as incurred upon receipt of an undertaking to repay the amount if it is ultimately determined by a court of competent jurisdiction that the person is not entitled to indemnification.

Section 78.751 of the NGCL further provides that the indemnification provided for therein shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the scope of indemnification shall continue as to directors, officers, employees or agents who have ceased to hold such positions, and to their heirs, executors and administrators.

Finally, Section 78.752 of the NGCL provides that a corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the authority to indemnify him against such liabilities and expenses.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The following documents are an exhibit hereto:

5.1	Opinion of McDermott, Will & Emery as to the validity of the securities being offered.

23.1	Consent of McDermott, Will & Emery (included in Exhibit 5.1 hereto).

23.2	Consent of Deloitte & Touche LLP.

23.3	Consent of Deloitte & Touche LLP.

23.4*	Consent of Arthur Andersen LLP

24.1	Powers of Attorney (included on page II-5).

*	Omitted in reliance upon Rule 437a of the Securities Act of 1933.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To reflect any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price present no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(4) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on January 16, 2004.

GLYCOGENESYS, INC.

By:	/s/ Bradley J Carver

Bradley J Carver
Chief Executive Officer, President and Treasurer

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints each of Bradley J Carver and John W. Burns such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or to any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Bradley J Carver Bradley J Carver	Chief Executive Officer, President, Treasurer and Director (Principal Executive Officer)	January 16, 2004

/s/ John W. Burns John W. Burns	Senior Vice President, Chief Financial Officer, Secretary and Director (Principal Financial Officer)	January 16, 2004

/s/ Patrick J. Joyce Patrick J. Joyce	Controller (Principal Accounting Officer)	January 16, 2004

/s/ David W. Dube David W. Dube	Director	January 16, 2004

/s/ Theodore J. Host Theodore J. Host	Director	January 16, 2004

/s/ Michael E. Hanson Michael E. Hanson	Director	January 16, 2004

EXHIBIT INDEX

The following documents are an exhibit hereto:

5.1	Opinion of McDermott, Will & Emery as to the validity of the securities being offered.

23.1	Consent of McDermott, Will & Emery (included in Exhibit 5.1 hereto).

23.2	Consent of Deloitte & Touche LLP.

23.3	Consent of Deloitte & Touche LLP.

23.4*	Consent of Arthur Andersen LLP

24.1	Powers of Attorney (included on page II-5).

*	Omitted in reliance upon Rule 437a of the Securities Act of 1933.